                                                                      EXHIBIT 14


                         [LDM TECHNOLOGIES LETTERHEAD]



                               November 26, 2001



Mr. Alan C. Johnson
371 Martell Drive
Bloomfield Hills, Michigan 48304

Dear Alan:

     The purpose of this letter is to set forth the terms of employment pursuant to which you would join LDM Technologies, Inc. ("LDM"). Pursuant to our several conversations, LDM is pleased to make the following offer to you:


POSITION TITLE:          President and Chief Executive Officer

OVERTIME STATUS:         Exempt from provisions of Fair Labor Standards Act.

START DATE:              November 26, 2001.

SALARY: $450,000 per year, paid at the rate of $18,750 per pay period, on the 15th and last days of each month.

VACATION:                LDM's vacation policy is calculated under a current
                         earnings basis. You will be eligible for four weeks of vacation in 2002.

BENEFITS:                You will be eligible to participate in all LDM fringe
                         benefit programs for which you qualify, including medical, dental and life insurance, which will be effective on the first day of the month following 60 days of continuous employment. You will be eligible to participate in LDM's 401(k) Plan in accordance with the normal entry dates for the Plan, which are on January 1 or July 1 of each calendar year, depending upon when
                         Plan participation requirements are met.

CAR ALLOWANCE:           During the term of your employment, LDM will reimburse
                         to you the cost of one lease vehicle in an amount not to exceed $900 per month.

Mr. Alan C. Johnson
November 26, 2001
Page 2



COUNTRY CLUB DUES:       During the term of your employment, LDM will reimburse
                         to you the cost of your dues at the Bloomfield Hills
                         Country Club.

BONUS: You will be eligible to participate in LDM's bonus program after twelve months of service. LDM generally pays bonuses in November of each year, based upon LDM's profitability and an evaluation of individual performance.

TERMINATION CLAUSE:      LDM may terminate your employment at any time for
                         Cause. The term "Cause" means termination of your employment due to dishonesty, embezzlement, conviction of a felony, or a breach by you of your fiduciary duty to LDM. Upon termination of your employment for Cause, LDM would have no further obligations to you.
                         Termination without Cause is subject to the terms set forth below under the heading "Severance."

SEVERANCE:               In the event that LDM terminates your employment
                         without Cause, you will be entitled to receive the severance payments set forth below:

                         (a) If LDM terminates your employment without Cause during the first four months of service, LDM will pay you a lump sum of $100,000.

                         (b) If LDM terminates your employment without Cause during the fifth through eighth months of service, LDM will pay you a lump sum of $200,000.

                         (c) After the first eight months of service, if LDM terminates your employment without Cause, LDM will pay you a lump sum equal to one year's base salary, plus 5% of LDM's previous three years of pre-tax profits, after adding back all owners' compensation over $2,000,000 per year. However, notwithstanding the preceding sentence, if LDM terminates your employment without Cause after your first year of service, and within one year thereafter there is an event triggering the Change of Control provisions in the

Mr. Alan C. Johnson
November 26, 2001
Page 3



                                  next paragraph, then LDM will pay you the "Formula Amount," if any, as calculated in the following paragraph, provided that LDM shall receive a credit for any amounts already paid to you pursuant to the preceding sentence.

CHANGE OF CONTROL:                For purposes of this Agreement, the term
                                  "Change of Control" means the occurrence of one or more of the following events: (a) any sale, lease, exchange or other transfer of all or substantially all of the assets of LDM to any person or group of related persons, together with any affiliates thereof; (b) the liquidation or dissolution of LDM; or (c) if any person (other than a current LDM shareholder, the beneficiary of such shareholder if the shareholder is a trust, or the heirs or appointees of such shareholder or beneficiary) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by LDM's issued and outstanding capital stock. If the Change of Control consists of a transfer of assets, liquidation or dissolution as described above, then the applicable Formula
                                  Amount will be an amount equal to 5% of the proceeds realized by LDM, net of (i.e., reduced by) an amount equal to (i)
                                  $40,000,000, plus (ii) an additional amount sufficient to pay all of the existing debt of LDM. If the Change of Control results from the sale by one or more shareholders of LDM stock, then the applicable Formula Amount will be an amount equal to 5% of the proceeds realized by the selling shareholder(s) for its or their LDM stock, net of (i.e., reduced by) an amount equal to $40,000,000 (in the event of a triggering sale of 100% of LDM's stock), or a prorated portion of such amount (in the event of a triggering sale of less than 100% of LDM's stock).



COVENANT NOT TO COMPETE:          In the event that your employment is
                                  terminated and you receive a severance payment from LDM in connection therewith ("Termination
                                  With Severance"), you covenant and agree not to compete with LDM in accordance with the provisions set forth below. If the Termination
                                  With Severance occurs during the first four months of service, the term of the covenant not to compete

Mr. Alan C. Johnson
November 26, 2001
Page 4



                                  shall be three months following termination.
                                  If the Termination With Severance occurs in the fifth through eighth months of service, the term of the covenant not to compete shall be six months following termination. If the Termination With Severance occurs after the first eight months of service, the term of the covenant not to compete shall be six months following termination. If the Termination With Severance occurs after the first eight months of service, the term of the covenant not to compete shall be one year following termination. You acknowledge and agree that during the period of your employment by LDM, you will not, directly or indirectly, enter into, or in any manner take part in, any business, pursuit, or other endeavor which competes with LDM in any way. In addition, as a key executive employee of LDM it is inevitable that you will be exposed to confidential information regarding LDM and its future plans. In order to avoid any future disputes concerning your use, non-use, or misuse of any such confidential information after a Termination With Severance, you agree that for the applicable periods set forth above following any Termination With Severance, you will not directly or indirectly engage in any business that is competitive with that of LDM. For purposes of this paragraph,"any business" shall specifically include, without limitation, self-employment, employment with any other firm or entity, work as a consultant or independent contractor, or full or partial ownership of or any equity or financial interest in any firm or entity. In addition, during such period you shall not call upon, solicit, or sell or attempt to sell any products or services similar to or in competition with those offered by LDM to any person or firm that was a customer of LDM at any time during your employment with LDM, or that was solicited by LDM or otherwise had contact with LDM during the six month period preceding the termination of your employment with LDM. You acknowledge and agree that the restrictions set forth above are reasonable in scope and geographical area. You agree to fully compensate LDM for any business diverted from LDM and/or obtained in violation of this Agreement by you or by any other person, firm, corporation, partnership or business by which you am subsequently employed or in which you may have an ownership interest, direct or indirect, or with which you may be associated in any other capacity.

Mr. Alan C. Johnson
November 26, 2001
Page 5



NO RESTRICTION:                   You represent and warrant to LDM that you are
                                  not subject to any contractual or other
                                  obligation or agreement which would limit or restrict your ability to serve LDM in the capacities of President and Chief Executive
                                  Officer.

CONFIDENTIAL INFORMATION:         You agree that during the term of your
                                  employment with LDM, and for a period of one year thereafter, you will not, directly or indirectly, (a) attempt to induce any employee of LDM to render services for any other employer, or (b) use or furnish to any other party (except as required in the ordinary course of performing your employment duties for LDM) any confidential information or trade secrets relating to LDM's business, including information relating to processes or contracts involved in such business, or the design, production, sale or distribution of any products of LDM, or the personnel of LDM or their compensation or employment arrangements, or the identity of, products purchased by, or prices paid by customers of LDM. Records prepared by you or that may come into your possession during the term of your employment are and shall remain the property of LDM. Upon termination of your employment, such records and all copies or summaries thereof shall remain at LDM's premises. LDM shall be entitled to injunctive relief for any violation of any of the terms and conditions set forth in this paragraph, in addition to any other remedies provided by law.

AT WILL EMPLOYMENT:               Notwithstanding any other provisions set forth
                                  in this Agreement, your employment at LDM will be on an at will basis. For more information, please refer to the at will employment policy contained in LDM's salaried handbook.


GENERAL TERMS AND CONDITIONS:     Any modification or amendment to this
                                  Agreement and any waivers of any of its
                                  provisions must be in writing and signed by you and by LDM. This Agreement shall be construed and interpreted in accordance with Michigan law. All notices, consents, waivers and communications pursuant tot this Agreement must be in writing and delivered to you in person or sent to you at

Mr. Alan C. Johnson
November 26, 2001
Page 6



                                  your home address, or delivered to LDM at its Auburn Hills address, to the attention of the Board of Directors. This Agreement constitutes the entire agreement between you and LDM, and supersedes any and all other agreements, whether oral or in writing, with regard to the subject matter hereof.

         If theses terms of employment are satisfactory to you, please so indicate our approval by signing one copy of this Agreement in the place indicated below and return it to either member of the Board of Directors as soon as possible. We look forward to a rewarding and satisfying relationship between you and LDM Technologies, Inc.


                              Sincerely,



                              LDM TECHNOLOGIES, INC.



                              By:  /s/ Richard J. Nash
                                 -----------------------------------------------
                                   Richard J. Nash, Chief Executive Officer




                              By:  /s/ Joe Balous
                                 -----------------------------------------------
                                   Joe Balous, Chairman


The terms and conditions of this letter of employment are acknowledged and agreed to as of the date indicated.

Date:  11/27/01  at 2:10 pm
     ------------------------



/s/ Alan C. Johnson
-----------------------------------
Alan C. Johnson